Mail Stop 6010

January 5, 2007

W. Bruce Comer III
Chief Executive Officer
Allegro Biodiesel Corporation
6033 West Century Boulevard, Suite 850
Los Angeles, California 90045

>   **Re: Allegro Biodiesel Corporation**
>   **Registration Statement on Form SB-2 and**
>   **Filed December 13, 2006**
>   **File No. 333-139299**
>   **And Related Periodic Filings**

Dear Mr. Comer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the nature and size of the transactions being registered, please advise the staff of the company's basis for determining that the transactions are appropriately characterized as transactions that are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Executive Compensation, page 34

2.   Please update your disclosure to include all required executive compensation information for your last completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

Beneficial Ownership, page 38; and Selling Stockholders, page 44

3.   Please identify the natural persons with voting or investment power over the shares held by each entity named in your "Beneficial Ownership" section and by each selling stockholder in your "Selling Stockholders" section.

Note 9. Common Stock and Common Stock Warrants, page F-19

4.   We note that you refer to an independent third party valuation firm on page F-19. While you are not required to make reference to an independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-B.

Form 10-Q/A for the quarterly period ended September 30, 2006

Consolidated Balance Sheet, page 3

5.   Please revise to clearly label promissory notes and preferred stock as convertible on the face of your financial statements.

Note 2. Acquisition of Vanguard Synfuels, LLC, page 7

6.   Please revise your summary of the aggregate purchase price to include the entire fair value of the Series K convertible preferred stock issued to acquire Vanguard. The purchase price allocation should reflect the total consideration paid, including the estimated fair value of the Series K convertible preferred stock. The purchase price should be allocated to all assets acquired and liabilities assumed with the excess of the cost over the fair value of acquired net assets recorded as goodwill. Please clearly disclose all significant assumptions in determining the fair value of the consideration paid and the purchase price allocation. We refer you to paragraphs 20-23, 35 and 43 of SFAS 141. The basis for recording the remaining amount as compensation, as discussed on page 15, is not clear.

7.   Regarding the $72 million transaction-related charges recorded in the consolidated statement of operations, please revise to disclose the composition of these charges and tell us:

- The basis for the accounting treatment for each of these charges;

- The basis for the classification of these amounts in the financial statements as non-operating expenses;

- How each of these charges relate to the acquisition;

- If these charges relate to the acquisition, why they would not be included in the cost to acquire Vanguard. Refer to paragraph 24 of SFAS 141; and

- Why Diametrics would record compensation for amounts paid to officers of the acquired company.

8. Please disclose the primary reasons for the acquisition, including a description of the factors that contributed to the significant excess purchase price and the recognition of significant amounts of goodwill. Refer to paragraph 51(b) of SFAS 141.

9. We note your disclosure on page 8 that you do not believe that providing pro forma information would be meaningful. Please revise to include the pro forma information required by paragraphs 54-55 and 58(b) of SFAS 141 or provide a more substantive discussion of why you believe that this information would not be useful to investors. Since the prior period information is of the shell company, it appears that pro forma information for the current and comparable prior period would be meaningful to investors.

Note 3. Basis of Presentation and Significant Accounting Policies, page 9

General

10. Tell us why you do not include revenue recognition as a significant accounting policy. Tell us the basis for your accounting for the tax credits and identify the accounting literature that you followed. Additionally, please tell us the amount of tax credit included in accounts receivable as of June 30, 2006.

Restatement, page 9

11. Please revise to disclose the composition of the adjustments disclosed on page 10. Your disclosure should address the specific stock and option issuances that were affected by the restatement.

Note 8. Preferred Stock, page 13

12.   We see that you are subject to a registration rights agreement with penalties for your Series J convertible preferred stock. Please tell us and revise to disclose how you have accounted for the registration rights agreement in accordance with EITF 05-04 and SFAS 133. In addition, tell us how you have recorded any penalties incurred from the agreement.

Note 9. Common Stock and Common Stock Warrants, page 15

13.   We reference your disclosure that the value of the stock options issued to your CEO and CFO in August 2006 was based upon an implied fair market value per share of $0.42. We note that your closing stock price was $6.00 per share on the valuation date. Please tell us the basis for using a per share price different from your closing price.

14.   Please tell us and revise to disclose the amount of expense recognized in the current period related to the options granted to two non-executive members of the Board of Directors on September 20, 2006. We see that the options vest quarterly through September 20, 2007. Additionally, revise to disclose the method and assumptions used to value the options, including whether the valuation was based on the closing price of your common stock.

Form 8-K dated September 26, 2006

Exhibit 99.3

Pro Forma Condensed Combined Balance Sheet as of June 30, 2006

15.   Pro forma balance sheet adjustments should only give effect to events that are directly attributable to the transaction and factually supportable. Please demonstrate that the capital raising and other equity related activities and the post acquisition related adjustments meet those requirements to be included in the pro forma balance sheet.

16.   We note multiple footnote references for cash and stockholder's equity line items. Please revise to provide the components that comprise the adjustments for each line item. As required by Article 11 of Regulation S-X each pro forma adjustment should be separately disclosed and discussed.

Pro Forma Condensed Combined Statement of Operations

17.   Please revise to clearly disclose the amounts included in transaction-related charges, the accounting for these items and the basis for the presentation and classification of these amounts.

18.   Note that material nonrecurring charges or credits that are a direct result of the transaction and that will be included in income of the registrant within 12 months following the transaction should not be included in the pro forma income statements. These nonrecurring charges should be separately discussed and the pro forma income statement should indicate that the nonrecurring items have not been included. Please revise to remove any nonrecurring charges or credits that are a direct result of the transaction or tell us how these adjustments meet the requirements of Article 11 of Regulation S-X.

19.   As a related matter, pro forma income statement adjustments should only give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact and (iii) factually supportable. Please demonstrate that the capital raising and other equity related activities and the post acquisition related adjustments meet those requirements to be included in the pro forma statement of operations. Refer to the requirements of Article 11 of Regulation S-X.

20.   Please revise to discuss within the footnotes any pro forma adjustments made to the weighted average number of common shares outstanding.

Basis of Presentation

21.   We reference the discussion in the Form 8-K dated December 27, 2006 of the need to restate the financial statements for the period ended September 30, 2006 to reflect a valuation of $3.10 per share rather than the $.7587 per share for the convertible preferred stock issued in the acquisition of Vanguard Synfuels. We also note that the Form 10-QSB for the quarterly period ended September 30, 2006 has been amended for this restatement. The Form 8-K dated September 26, 2006 should also be amended to reflect the change in valuation of the convertible preferred stock.

22.   Please tell us how you considered each of the factors listed in paragraph 17 of SFAS 141 to determine that Diametrics was the accounting acquirer in the transaction.

23.   Revise to clearly indicate how you determined the estimated fair value of the assets and liabilities acquired, including all significant assumptions used. For

example, discuss how the fair value of the customer relationship was determined. The basis for the estimated useful life for these assets should also be disclosed.

Form 8-K dated December 27, 2006

24.   We see that you amended and restated the stock option agreements with Ocean Park Advisors. Please tell us how the changes to the terms of the options affect your accounting.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Craig E. Gosselin, Esq. (via fax)